Exhibit 99.1

NewsRelease

TransCanada Declares Quarterly Dividends

CALGARY, Alberta - December 7, 2016 - News Release - TransCanada Corporation (TSX, NYSE: TRP) (TransCanada or the Company) today announced that the Board of Directors (Board) of TransCanada declared quarterly dividends on the outstanding Cumulative First Preferred Shares as follows:

•	For the period up to but excluding February 28, 2017, payable on February 28, 2017, to shareholders of record at the close of business on January 31, 2017:

◦	Series 11 - $0.2375 per share

◦	Series 13 - $0.34375 per share

◦	Series 15 - initial dividend of $0.3323 per share

These dividends are designated by TransCanada to be eligible dividends for purposes of the Income Tax Act (Canada) and any similar provincial or territorial legislation. An enhanced dividend tax credit applies to eligible dividends paid to Canadian residents.

The Board also approved the issuance of common shares from treasury at a two per cent discount under TransCanada’s Dividend Reinvestment Plan (DRP). Under the DRP, investors holding TransCanada common or preferred shares can receive common shares instead of cash dividend payments. For further details, including how to enroll in the program, please refer to http://www.transcanada.com/drip.html.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 90,300 kilometres (56,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is the continent's leading provider of gas storage and related services with 664 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in over 10,700 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America’s leading liquids pipeline systems that extend over 4,300 kilometres (2,700 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks

Exhibit 99.1

and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada’s Third Quarter Report to Shareholders dated November 1, 2016 and 2015 Annual Report on our website at www.transcanada.com or filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Enquiries:
Mark Cooper / James Millar
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta / Stuart Kampel
403.920.7911 or 800.361.6522